AB
3/12

11018675

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR 01 2011
Washington, D.C.
209

| SEC FILE NUMBER |
|---|
| 8- 32928 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOODY CAPITAL SOLUTIONS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

208 SUMMITRAIL LANE
(No and Street)

DAWSONVILLE (City) GA (State) 30534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY MOODY (706) 216-0180
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/23

## OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOODY CAPITAL SOLUTIONS, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ASHLEY ANN NIX
Notary Public - Georgia
Dawson County
My Comm. Exp. Sept. 18, 2011

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

**MOODY CAPITAL SOLUTIONS, INC.**
(a wholly-owned subsidiary of Moody Capital, LLC)

------------------

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2010 and 2009

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

------------------

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2010 and 2009

CONTENTS

**TW** **Tomkiewicz Wright, LLC**
*Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

We have audited the accompanying statements of financial position of Moody Capital Solutions, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Capital Solutions, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2010 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2010 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2011

*6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328*
*Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com*

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

---

STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 3,308 | $ 16,511 |
| Investments, at fair value - trading securities | 31,569 | - |
| Deferred tax asset | 1,992 | 364 |
| Other current assets | 781 | 3,000 |
| Total current assets | 37,650 | 19,875 |
| Property and equipment: | | |
| Vehicle | 22,000 | 22,000 |
| Equipment | 228 | 228 |
| Less: Accumulated depreciation | (14,464) | (9,988) |
| | 7,764 | 12,240 |
| Other non-current assets: | | |
| Amortizable intangible asset, net of accumulated amortization | 1,928 | 7,253 |
| Deferred tax asset | 3,418 | 2,030 |
| | 5,346 | 9,283 |
| Total assets | $ 50,760 | $ 41,398 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 3,191 | $ 2,129 |
| Total current liabilities | 3,191 | 2,129 |
| Stockholder's equity: | | |
| Preferred stock: $0.001 par value; 25,000,000 shares authorized; -0- shares issued and outstanding | - | - |
| Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and oustanding | 43 | 43 |
| Additional paid-in capital | 83,299 | 65,574 |
| Accumulated deficit | (35,773) | (26,348) |
| Total stockholder's equity | 47,569 | 39,269 |
| | $ 50,760 | $ 41,398 |

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

STATEMENTS OF OPERATIONS

| | Years Ended December 31, 2010 | Years Ended December 31, 2009 |
|---|---|---|
| Revenues: | | |
| Commissions and consulting fees | $ 36,650 | $ 806,663 |
| Reimbursed expenses | 11,487 | 6,142 |
| Unrealized gain on investments | 719 | - |
| Other revenues | - | 36 |
| Total revenue | 48,856 | 812,841 |
| Expenses: | | |
| Compensation and benefits | 18,850 | 670,646 |
| Professional fees | 13,929 | 101,070 |
| Occupancy costs and office expense | 2,245 | 12,047 |
| Regulatory fees and expenses | 13,662 | 7,675 |
| Depreciation and amortization | 9,801 | 9,801 |
| Travel and entertainment | - | 11,323 |
| Other operating expenses | 2,810 | 3,568 |
| Total expenses | 61,297 | 816,130 |
| Net loss before income taxes | (12,441) | (3,289) |
| Income taxes: | | |
| Current tax (benefit) expense | - | 317 |
| Deferred tax (benefit) expense | (3,016) | 889 |
| Income tax (benefit) expense | (3,016) | 1,206 |
| NET LOSS | $ (9,425) | $ (4,495) |

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

---

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

| | Preferred Stock | | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| Balances, January 1, 2009 | - | $ - | 43 | $ 43 | $ 65,574 | $ (21,853) | $ 43,764 |
| Net loss | | | | | | (4,495) | (4,495) |
| Balances, December 31, 2009 | - | - | 43 | 43 | 65,574 | (26,348) | 39,269 |
| Capital contribution by parent | | | | | 17,725 | | 17,725 |
| Net loss | | | | | | (9,425) | (9,425) |
| Balances, December 31, 2010 | - | $ - | 43 | $ 43 | $ 83,299 | $ (35,773) | $ 47,569 |

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

---

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2010 AND 2009

| | |
|---|---|
| Subordinated liabilities at January 1, 2009 | $ - |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payment on subordinated notes | - |
| Subordinated liabilities at December 31, 2009 | - |
| Increases: | |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payment on subordinated notes | - |
| Subordinated liabilities at December 31, 2010 | $ - |

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

---

STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 2010 | Years Ended December 31, 2009 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (9,425) | $ (4,495) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | |
| Stock compensation received for services | (13,125) | - |
| Unrealized gain on investments | (719) | - |
| Depreciation and amortization | 9,801 | 9,801 |
| Changes in operating assets and liabilities: | | |
| Income taxes receivable | - | 2,251 |
| Deferred tax asset | (3,016) | 889 |
| Other current assets | 2,219 | (700) |
| Accounts payable and accrued expenses | 1,062 | (4,931) |
| Net cash provided (used) by operating activities | (13,203) | 2,815 |
| CASH FLOWS FROM INVESTING ACTIVITIES | - | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | - | - |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (13,203) | 2,815 |
| CASH AND CASH EQUIVALENTS, beginning of year | 16,511 | 13,696 |
| CASH AND CASH EQUIVALENTS, end of year | $ 3,308 | $ 16,511 |
| SUPPLEMENTAL DISCLOSURE INFORMATION: | | |
| Cash paid during the year for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES: | | |
| Contribution of stock investment as capital | $ 17,725 | $ - |

See notes to financial statements and auditors' report.

------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and corporate finance consulting services with companies throughout the U.S. and Canada.

The Company is a wholly-owned subsidiary of Moody Capital, LLC. The Company's President is the manager and sole member of Moody Capital, LLC, thus both companies are operated under common management. Moody Capital, LLC is a non-broker-dealer corporate finance consulting firm with a client market extending throughout the U.S. and Canada.

2. Summary of Significant Accounting Policies

*Revenue Recognition*
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

*Cash Equivalents*
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

*Property and Equipment*
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which ranges from five to seven years.

*Amortizable Intangible Asset*
Intangible asset is recorded at cost. Amortization is provided on a straight-line basis over the estimated useful of the asset, which is five years. The recorded intangible asset is attributable to the value assigned to the Company's existing broker-dealer registrations at the time it was acquired in 2006 by its current stockholder. Management believes no impairment of the carrying value of this asset exists so long as the Company continues as a registered broker-dealer. The cost basis of the intangible asset is $27,455 at December 31, 2010 and 2009. Accumulated amortization is $25,527 and $20,202 at December 31, 2010 and 2009.

*Income Taxes*
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises".* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48 for the year ended December 31, 2008 and adopted this guidance beginning for the year ended December 31, 2009 as required.

Under this guidance, now codified under FASB Accounting Standards Codification ("ASC") Topic 740 "*Income Taxes*", the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

*Use of Estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications*
Certain amounts in the accompanying 2009 financial statements have been reclassified in order to conform with 2010 financial statement presentations.

*Subsequent Events*
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through February 23, 2011.

3. Investments

Investments consist entirely of marketable equity securities of publicly-traded companies, acquired from the issuer companies as compensation for services and from the Company's parent as contributed capital during the year ended December 31, 2010. The shares are not restricted and may be resold. In accordance with generally accepted accounting principles, the Company classifies these investments as trading securities and thus reports them at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Realized gains and losses are determined on the basis of specific identification.

During the year ended December 31, 2010, the Company recognized net unrealized gains of $719. During the year ended December 31, 2010, no realized gains or losses were recognized.

4. Fair Value Measurements

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Observable inputs such as quoted market prices in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table present assets and liabilities that are measured and recognized at fair value as of December 31, 2010 on a recurring basis:

| Description | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Equity securities | $ 31,569 | $ - | $ - |

There were no assets or liabilities measured and recognized on a recurring basis as of December 31, 2009. The Company had no assets or liabilities that were measured and recognized at fair value as of December 31, 2010 or 2009 on a non-recurring basis.

5. Contingencies and Commitments

*Contingencies*
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2010 requiring contingent loss recognition.

*Operating Leases*
The Company pays rent for its primary office space under a month-to-month arrangement. In addition, the Company had a short-term lease agreement for an ancillary office that expired in 2009. Total rent expense for all operating leases was $2,345 and $8,400 for the years ended December 31, 2010 and 2009.

6. Stockholder's Equity

*Additional Paid-In Capital*
During the year ended December 31, 2010, the Company's parent contributed capital in the form of publicly-traded securities with a total market value of $17,725 at the date of the contribution. No additional common or preferred shares were issued as a result of this capital contribution.

7. Income Taxes

The components of the provision for income taxes are as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred: | | |
| Federal | $ 3,862 | $ 1,710 |
| State | 1,548 | 684 |
| Total income tax benefit | $ 5,410 | $ 2,394 |

The Company has $1,992 and $364 of current deferred tax assets, and $3,418 and $2,030 of non-current deferred income tax assets at December 31, 2010 and 2009, respectively. The temporary difference giving rise to the deferred income tax asset at December 31, 2010 consist substantially of the following:

- Estimated future tax effects arising from net operating losses in current and/or prior periods.
- Differences in tax bases of assets and liabilities due to the Company being on the accrual basis for financial reporting purposes and cash basis for income tax purposes.
- Differences in depreciation methods and useful lives for long-lived assets used for financial reporting purposes, versus methods and useful lives required for income tax purposes.

The Company has available at December 31, 2010 an unused operating loss carry-forward of $9,500 which may be applied against future taxable income, and which expires in 2030. Management believes the Company is likely to use this loss carry-forward prior to its expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2010 or in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended December 31, 2007 through December 31, 2009.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2010, the Company has net allowable capital of $22,453, which was $17,453 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 14.21% as of December 31, 2010. Other current assets, property and equipment, deferred tax assets and intangible assets reflected in the accompanying 2010 financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity from Statement of Financial Condition | $ | 47,569 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 47,569 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 47,569 |
| Deductions and/or charges: | | |
| Non-allowable assets from Statement of Financial Condition: | | |
| Property and equipment, net | | 7,764 |
| Deferred tax asset | | 5,410 |
| Amortizable intangible asset, net | | 1,928 |
| Other current assets | | 781 |
| Secured demand note deficiency | | - |
| Commodity futures contracts and spot commodities/propriety capital charges | | - |
| Other deductions and/or charges | | - |
| Other additions and/or credits | | - |
| Net capital before haircuts on securities positions | | 31,686 |
| Haircuts on securities: | | |
| Contractual securities commitments | | - |
| Subordinated securities borrowings | | - |
| Trading and investment securities: | | - |
| Exempted securities | | - |
| Debt securities | | - |
| Options | | - |
| Other securities | | - |
| Undue concentrations | | 4,733 |
| Other | | 4,500 |
| Net capital | $ | 22,453 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | $ | 213 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5,000 |
| Net capital requirement (greater of above) | $ | 5,000 |
| Excess net capital | $ | 17,453 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer | $ | 16,453 |

(Continued)

MOODY CAPITAL SOLUTIONS, INC.
(a wholly-owned subsidiary of Moody Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

| | | |
|---|---|---|
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total aggregated indebtedness liabilities from Statement of Financial Condition: | $ | 3,191 |
| Add: | | |
| Drafts for immediate credit | | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| Total aggregate indebtedness | $ | 3,191 |
| Percentage of aggregate indebtedness to net capital | | 14.21 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2010 | $ | 22,453 |
| Net audit adjustments | | - |
| Net capital per above | $ | 22,453 |

See notes to financial statements and auditors' report.

**TW** ***Tomkiewicz Wright, LLC***
*Certified Public Accountants*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Moody Capital Solutions, Inc.
Dawsonville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moody Capital Solutions, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2011